Exhibit 99.1

For Immediate Release

Kenon Schedules First Quarter 2017 Results Release For Wednesday, May 31, 2017
- Conference Call Scheduled for Monday, June 5, 2017 at 9am Eastern Time -
Singapore, May 30, 2017. Kenon Holdings Ltd. (NYSE: KEN, TASE: KEN) announced today that it will be releasing its first quarter 2017 results on Wednesday, May 31, 2017.
Kenon will also host a conference call on Monday, June 5, 2017, starting at 9am Eastern Time. Management will host the call and will be available to answer questions after presenting the results.
To participate, please call one of the following teleconferencing numbers. Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, try the international dial-in number.

Singapore:	3158-3851

US:	1-888-668-9141

Israel:	03-918- 0609

UK:	0-800-917-5108

International:	65-3158-3851

At: 9:00 am Eastern Time, 6:00 am Pacific Time, 2:00 pm UK Time, 4:00 pm Israel Time, 9:00 pm Singapore Time

For those unable to participate, the teleconference will be available for replay on Kenon’s website at http://www.kenon-holdings.com/ beginning 24 hours after the call.

Contact Info
Kenon Holdings Ltd.

Barak Cohen VP Business Development and IR barakc@kenon-holdings.com Tel: +65 6351 1780	Jonathan Fisch Director, Investor Relations jonathanf@kenon-holdings.com Tel: +1 917 891 9855

External Investor Relations Ehud Helft / Kenny Green GK Investor Relations kenon@gkir.com Tel: +1 646 201 9246